2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Announces Extension of Bid for Rio Narcea Gold Mines, Ltd.

May 29, 2007 (TSX: LUN; SSE: LUMI, AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") announces that it has extended the Expiry Date for its offer to acquire all of the issued shares and warrants of Rio Narcea Gold Mines, Ltd. ("Rio Narcea") to 10:00 p.m. (Pacific Time) on June 11, 2007, unless extended or withdrawn. The bid is in the amount of $5.00 for each share and $1.04 for each warrant. A Notice of Extension has been filed with Computershare Investor Services Inc., the Depositary under the offer. The Notice of Extension is being printed and will be mailed to Rio Narcea shareholders and warrantholders.

About Lundin Mining

Lundin Mining is a rapidly growing mining and exploration company engaged in the extraction, development, acquisition and discovery of base metal deposits internationally. The company currently owns four operating mines: Neves-Corvo in Portugal, the Zinkgruvan and Storliden mines in Sweden, and the Galmoy mine in Ireland. A fifth mine under development, the Aljustrel mine in Portugal, will be brought into production in the third quarter of 2007. Lundin Mining also holds a 49% stake in one of the world's largest zinc projects – Ozernoe, located in the Republic of Buryatia in the Russian Federation.

For further information, please contact:

Catarina Ihre, Investor Relations, Europe: +46-706-07-92-63
Sophia Shane, Investor Relations, North America: +1-604-689-7842

Inquiries concerning the offer can also be directed to Lundin Mining's Information Agent, Georgeson, at 1-866-676-3005 (toll- free in North America).